SEC FILE NUMBER 001-33037

CUSIP NUMBER 74167B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Primis Financial Corp.

Full Name of Registrant

Former Name if Applicable

1676 International Drive, Suite 900

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primis Financial Corp. (the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Third Quarter Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described herein.

As previously disclosed, the Company concluded, in consultation with the Office of the Chief Accountant of the Securities and Exchange Commission, that it was required to make certain changes to how it accounts for a third-party originated and serviced consumer loan portfolio to correct an error in its previous application of U.S. GAAP. In order to complete the Third Quarter Form 10-Q, correction of this error required the Company to restate the Company’s previously filed Annual Report on Form 10-K for the year ended 2022, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023. The Company has completed all of these filings along with the previously delayed Annual Report on Form 10-K for the year ended 2023 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

As disclosed on October, 17, 2024, the Company appointed Crowe LLP (“Crowe”) as its independent registered public accounting firm beginning with the delayed Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Second Quarter Form 10-Q”). In connection with the preparation of the Company’s financial statements for the second quarter of 2024 and third quarter of 2024, additional time is necessary to complete related analyses required for the issuance of the Company’s Second Quarter Form 10-Q and Third Quarter Form 10-Q.

While the Company is working diligently to complete this work and to file the Third Quarter Form 10-Q by the expiration of the extension period, it may not be able to do so, as the work will be subject to completion of internal review by the Company, independent review by Crowe, and approval by the Company’s Audit Committee of both the Second Quarter Form 10-Q and Third Quarter Form 10-Q.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the impact on, and the timing of the completion and audit of, the Company’s financial statements and the filing of the Third Quarter Form 10-Q (including the timing of the completion and results of the SEC consultation process regarding the accounting for the loans and third-party servicer agreements); the effects of the results of the consultation and audit process described above on prior-period financial statements or financial results; the impact of these matters on the Company’s performance and outlook; and expectations concerning the Company’s performance and financial outlook, and that all of the foregoing reflects the Company’s expectations based upon information presently available to the Company and assumptions that it believes to be reasonable. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Such risk include, but are not limited to, risks related to the timely and correct completion of the financial statements and related filings; the risk that the completion and filing of the period reports will take significantly longer than expected and will not be completed in a timely manner; identification of any inaccuracies in our financial reporting that requires restatements of previously issued financial statements; the risk that the restatements may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing of the periodic reports with the SEC or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or further delay the filing of our periodic with the SEC; the possibility that The Nasdaq Stock Market may seek to delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of penalties; the risk that the Company may become subject to shareowner lawsuits or claims; risks related to our ability to implement and maintain effective internal control over financial reporting and/or disclosure controls and procedures in the future, which may adversely affect the accuracy and timeliness of our financial reporting; the inherent limitations in internal control over financial reporting and disclosure controls and procedures; the scope of any restatement or deficiencies, if any, in internal control over financial reporting and/or disclosure controls and procedures may be broader than we currently anticipate; remediation of any potential deficiencies with respect to the Company’s internal control over financial reporting and/or disclosure controls and procedures may be complex and time-consuming; and the impact of these matters on the Company’s performance and outlook; Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Matthew A. Switzer	703	893-7400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Primis Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2024	By:	/s/ Matthew A. Switzer
	Name:	Matthew A. Switzer
	Title:	Chief Financial Officer